April 24, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Peter Forst, President
First Corporation
15995 S.W. 13th Street
Pembroke Pines, FL  33027

**RE:    First Corporation
        Form SB-2, Amendment 11, filed April 3, 2007
        File No.:  333-122094**

Dear Mr. Forst:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please file a current signed auditor's consent.

Summary

2.  We note that you had not expended any funds as of December 31, 2006.  Please update the disclosure.

3.  Update the cash on hand as of the most recent practicable date.

Description of Business, page 32

4.  We reissue comment seven from our letter dated March 23, 2007.  We note the disclosure that "should weather or <u>any other factor</u> delay this work, Mr. Larsen and Ms. Cousineau have agreed to advance the sum of $12,800 Canadian to the Government of Ontario to keep our claims in good standing."  Clearly disclose whether there are any written agreements regarding this advance.  If not, clarify whether they are legally obligated to provide such funding.   The written agreement relating to the $20,000 loan specifically states this amount is to be used to "pay for the corporation's geological consultant and crew to begin Phase One of the projected work program (specifically the magnetometer survey)."  We may have further comment.

5.  Please explain the reference to "funds necessary to re-stake our claims, some $6,500."  It is unclear as to whether this funding will also be provided and if so by whom.

6.  We note the statement that "Coast Mountain has recommended the magnetometer in order to insure that all of the work and expenditures be completed on or before May 20$^{th}$ for minimum expenditures."  Reconcile this disclosure with the statement on page 40 that "following the completion of this program and the results of analysis, if any, (on or about June 1, 2007 our Consulting Geologist will examine the results and prepare a report.  This report is estimated to take about 30 days to prepare, depending on the timing of assay completion and the delivery of other data that may be available."

7.  We reissue comment eight from our letter dated March 23, 2007.  In the second paragraph of this section, explain how you plan to satisfy the minimum exploration requirement by the deadline.  In addition, we note your supplemental response indicates that "due to the huge demands on geologists, crewmen and analysts at this time of the year, they will have no trouble getting an extension for the report from the appropriate Ontario authorities."  Provide the basis for this statement and how an extension is obtained.  We may have further comment.

8.  We note the disclosure on page 43 in the event the company is unsuccessful in raising funds in this offering that the company would not be able to implement its business plan.  In light of the disclosure in this section, it appears that the company may be a blank check company and therefore that Rule 419 of Regulation C would apply to this offering.  Please revise the offering accordingly or provide a detailed analysis as to why you do not believe that you are a blank check company.  We may have further comment.

Part II Recent Sales of Unregistered Securities

9.  We partially reissue comment 11 from our letter dated March 23, 2007.  Analyze the sophistication of the investors as set forth in Regulation D.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202-551-3236 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:     Joseph Emas
        By facsimile to 305-531-1274